12g 82-1991



03 JUN 16 AM 7:21 SUPPL



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED Y	M	D	DATE OF REPORT Y	M	D
Newport Exploration Ltd.	03	04	30	03	06	05

ISSUER ADDRESS
408 – 837 West Hastings Street

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3N6	604-685-6493	604-685-6851

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Ian Rozier	President	604-685-6851

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	Ian T. Rozier	03	06	05
[signature]	Barbara E. Dunfield	03	06	05

FIN51-901F Rev.2000/12/19

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements for the period ending April 30, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

6/16

NEWPORT EXPLORATION LTD.

CONSOLIDATED QUARTERLY REPORT

APRIL 30, 2003

SCHEDULE A: FINANCIAL STATEMENTS

1. **Consolidated Balance Sheets**
2. **Consolidated Statements of Operations and Deficit**
3. **Consolidated Statements of Cash Flow**
4. **Notes to the Consolidated Quarterly Report**

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

NEWPORT EXPLORATION LTD.
CONSOLIDATED BALANCE SHEETS
(Prepared by Management without Audit) **Schedule A**

	Apr. 30, 2003	July 31, 2002
ASSETS		
Current		
Cash and short-term investments	$ 216,760	$ 770,384
Marketable securities	22,542	22,542
Accounts receivable	17,141	29,595
Prepaid expenses & deposits	19,340	19,050
	275,783	841,571
Mineral Property	101,529	-
Capital assets	118,192	138,644
	$ 495,504	$ 980,215
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 2,121	$ 72,612
Current portion of capital lease	41,071	9,409
	43,192	82,021
Capital Lease	-	38,650
	43,192	120,671
Shareholders' equity		
Capital stock	31,845,652	31,745,652
Deficit	(31,393,340)	(30,886,108)
	452,312	859,544
	$ 495,504	$ 980,215

On behalf of the Board:

Signed:  Director
Ian T. Rozier

Signed:  Director
Barbara E. Dunfield

NEWPORT EXPLORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by Management without Audit) **Schedule A**

	Three Month Period Ended Apr. 30, 2003	Three Month Period Ended Apr. 30, 2002	Nine Month Period Ended Apr. 30, 2003	Nine Month Period Ended Apr. 30, 2002
REVENUE				
Petroleum sales (net)	$ 755	$ 597	$ 1,854	$ 2,510
Interest	1,580	268	7,270	10,176
Gain (loss) on sale of marketable securities	-	4,512	-	4,512
	2,335	5,377	9,124	17,198
EXPENSES				
Accounting and audit	3,500	2,175	8,350	10,825
Administrative services	-	-	-	5,750
Amortization	8,292	3,790	24,728	11,371
Automobile	2,264	1,481	2,905	3,662
Bank charges	1,055	1,364	3,269	4,389
Consulting	44,338	35,400	134,161	120,009
Corporation capital tax	-	5,000	-	15,000
Currency translation (gain) loss	728	(2,677)	1,150	(17,643)
Finder's Fee	50,000	-	50,000	-
Investor communications	11,653	6,225	53,735	17,577
Legal	17,941	5,672	28,354	11,513
Management fees	15,000	15,000	45,000	45,000
Office and miscellaneous	2,591	3,479	8,303	15,735
Regulatory fees	3,370	6,125	7,381	12,740
Rent	9,215	5,306	27,635	29,382
Shareholder information	-	1,152	17,818	12,159
Telecommunications	4,110	1,942	12,607	6,294
Transfer agent	2,844	4,529	5,986	6,140
Travel and related costs	12,108	13,626	84,974	34,771
Wages & benefits	-	56	-	349
Write-off property acquisitions	-	-	-	61,616
	189,009	109,645	516,356	406,639
LOSS FOR THE PERIOD	186,674	104,268	507,232	389,441
DEFICIT, BEGINNING OF PERIOD	31,206,666	27,494,374	30,886,108	27,209,201
DEFICIT, END OF PERIOD	$31,393,340	$ 27,598,642	$31,393,340	$ 27,598,642
Loss per share	$ 0.03	$ 0.02	$ 0.08	$ 0.06

NEWPORT EXPLORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Prepared by Management without Audit) **Schedule A**

	Three Month Period Ended Apr. 30, 2003	Three Month Period Ended Apr. 30, 2002	Nine Month Period Ended Apr. 30, 2003	Nine Month Period Ended Apr. 30, 2002
CASH PROVIDED BY (USED) FOR:				
OPERATING ACTIVITIES				
Loss for the period	$ (186,674)	$ (104,268)	$ (507,232)	$ (389,441)
Item not involving cash:				
Amortization/Depreciation	8,292	4,736	24,728	12,642
Write-off property acquisition	-	-	-	61,616
Net change in non-working capital items	(16,290)	55,655	(26,665)	53,595
	(194,672)	(43,877)	(509,169)	(261,588)
INVESTING ACTIVITIES				
Mineral Property	-	(133,088)	(1,529)	(133,088)
Petroleum & gas properties acquisitions	-	(663)	-	(15,138)
Deferred exploration-petroleum & gas properties	-	(10,832)	-	(37,792)
(Purchase) Disposal of Capital Assets	-	-	(4,276)	(2,486)
	-	(144,583)	(5,805)	(188,504)
FINANCING ACTIVITIES				
Capital Stock Issued	-	795,500	-	795,500
Capital Lease	-	(44,028)	(38,650)	(48,059)
	-	751,472	(38,650)	747,441
Change in cash during the period	(194,672)	563,012	(553,624)	297,349
CASH POSITION, BEGINNING OF PERIOD	411,432	381,388	770,384	647,051
CASH POSITION, END OF PERIOD	$ 216,760	$ 944,400	$ 216,760	$ 944,400

Supplemental Disclosure for Non-Cash Investing and Financing Activities:
2002 – Nil
2003 – 400,000 shares issued for a mineral property - $100,000

NEWPORT EXPLORATION LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT APRIL 30, 2003
(Prepared by Management without Audit) **Schedule A**

1. Nature and Continuance of Operations

The Company is primarily engaged in the acquisition, exploration, development and production of natural resource properties. During the past year, the Company disposed of its wholly owned subsidiaries, which own the petroleum and natural gas properties and is currently focusing on its newly acquired high-grade Mantua copper project in Cuba.

The Company has conducted its own due diligence on the Mantua project and believes that the project can generate positive returns at low copper prices due to the high grade of the deposit and low operating costs per pound of copper produced. The Company also believes that metal recoveries can be significantly increased resulting in lower production costs. To this end, the Company proposes to conduct a bulk sampling and metallurgical pilot plant testing program in early 2003, along with a geotechnical assessment of pit slope design parameters for input into a final feasibility study.

The Company is also in the process of identifying opportunities to acquire new interests.

2. Significant Accounting Policies

This Consolidated Quarterly Report has been prepared with accounting practices consistent with the accounting practices of the Audited Annual Financial Statements. The financial information for the nine month period ended April 30, 2002 include the accounts of its then wholly owned subsidiaries, CVL Resources (Barbados) Ltd., Great Artesian Holdings Ltd. and Tyers Investments Pty. Limited.

NEWPORT EXPLORATION LTD.
QUARTERLY REPORT APRIL 30, 2003
(Prepared by Management without Audit)

SCHEDULE B
SUPPLEMENTARY INFORMATION

1. For the Fiscal Year to Date:

For information on administrative expenditures and deferred exploration, refer to Schedule A.

Related Party Transactions:

a) Management fees of $45,000 were paid to a company controlled by a director of the Company.
b) Consulting fees of $90,000 were paid to a company controlled by a director of the Company.

2. For the Fiscal Year to Date:

a) Securities Issued: 400,000 common shares at a deemed price of $0.25/share were issued pursuant to a property agreement.

b) Options Granted: 200,000 options were granted at an exercise price of $0.35 until January 29, 2005

3. As at April 30, 2003:

a) Authorized Capital: 100,000,000 common shares without par value.
Issued Capital: 6,678,850 common shares for $31,845,652.

b) Warrants Outstanding:

Number of Warrants	Price	Expiry Date
1,000,000	$0.25	March 14, 2004
1,000,000	$0.60	March 27, 2004

c) Employee and director incentive stock options were outstanding enabling the optionee to acquire the following number of shares:

Number of Shares	Price	Expiry Date
745,000	$0.21	March 7, 2004
50,000	$0.48	April 9, 2004
200,000	$0.35	January 29, 2005

d) Total number of shares in escrow or subject to a pooling agreement – Nil

e) List of Directors and Officers: Ian T. Rozier, President and Director
Barbara E. Dunfield, CFO and Director
Douglas B. Hyndman, Director
Paul A. Ray, Director
David Cohen, Director

NEWPORT EXPLORATION LTD.

SCHEDULE "C"

April 30, 2003

MANAGEMENT DISCUSSION AND ANALYSIS


RECEIVED
JUN 12 2003
181

Management Discussion and Analysis:

The following discussion of the operating results and financial position of the Company should be read in conjunction with the consolidated financial statements and related notes thereto.

Results of Operations:

The Company is primarily engaged in the acquisition, exploration, development and production of natural resource properties.

On January 29, 2003 the Company announced that it had negotiated a brokered private placement through Dundee Securities Ltd. as lead agent for 6,000,000 units at $0.35 per unit to raise $2,100,000. Net proceeds from the private placement were to be used to complete a Phase I program of bulk sampling and geotechnical work, metallurgical and pilot plant testing and completion of an updated feasibility study on the Minera Mantua copper project in Cuba.

On April 2, 2003 the Company announced that the brokered private placement had been cancelled and that it proposed to continue with its efforts to finance work to complete the updated feasibility study. Accordingly, the Company reported that it would endeavor to organize a non-brokered private placement.

As at April 30, 2003 the Company is continuing to focus its efforts on raising funds for the Cuban copper project and as such will provide details of the non-brokered private placement when available. Additionally, the Company is evaluating other gold and base metal projects for potential acquisition.

Liquidity and Cash Reserves:

At April 30, 2003 the Company had cash reserves of $194,761 compared to a cash deficit of $5,370 at January 31, 2003. Accounts payable decreased by $5,432 while the amount of $50,000 due to a related party was repaid during the period.

Investor Relations: The Company has no formal agreement in this regard with outside sources, although it has participated in various forms of investor relations internally and by providing Internet information to investors.

Related Party Transactions: Consulting fees of $18,000 were paid to companies controlled by directors of the Company.

Subsequent Events: Nil

Legal Proceedings: Nil

Respectfully submitted on behalf of
the Board of Directors

Signed: 

Ian T. Rozier
Director

12g82-1991



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED Y	M	D	DATE OF REPORT Y	M	D
Newport Exploration Ltd.	03	04	30	03	06	05

ISSUER ADDRESS				
408 – 837 West Hastings Street				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3N6	604-685-6493	604-685-6851
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
Ian Rozier		President		604-685-6851
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	Ian T. Rozier	03	06	05
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	Barbara E. Dunfield	03	06	05

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements for the period ending April 30, 2003

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

NEWPORT EXPLORATION LTD.

CONSOLIDATED QUARTERLY REPORT

APRIL 30, 2003

SCHEDULE A: FINANCIAL STATEMENTS

1. Consolidated Balance Sheets
2. Consolidated Statements of Operations and Deficit
3. Consolidated Statements of Cash Flow
4. Notes to the Consolidated Quarterly Report

SCHEDULE B: SUPPLEMENTARY INFORMATION

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

NEWPORT EXPLORATION LTD.
CONSOLIDATED BALANCE SHEETS
(Prepared by Management without Audit) **Schedule A**

	Apr. 30, 2003	July 31, 2002
ASSETS		
Current		
Cash and short-term investments	$ 216,760	$ 770,384
Marketable securities	22,542	22,542
Accounts receivable	17,141	29,595
Prepaid expenses & deposits	19,340	19,050
	275,783	841,571
Mineral Property	101,529	-
Capital assets	118,192	138,644
	$ 495,504	$ 980,215
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 2,121	$ 72,612
Current portion of capital lease	41,071	9,409
	43,192	82,021
Capital Lease	-	38,650
	43,192	120,671
Shareholders' equity		
Capital stock	31,845,652	31,745,652
Deficit	(31,393,340)	(30,886,108)
	452,312	859,544
	$ 495,504	$ 980,215

On behalf of the Board:

Signed:  Director
Ian T. Rozier

Signed:  Director
Barbara E. Dunfield

NEWPORT EXPLORATION LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Prepared by Management without Audit) **Schedule A**

	Three Month Period Ended Apr. 30, 2003	Three Month Period Ended Apr. 30, 2002	Nine Month Period Ended Apr. 30, 2003	Nine Month Period Ended Apr. 30, 2002
REVENUE				
Petroleum sales (net)	$ 755	$ 597	$ 1,854	$ 2,510
Interest	1,580	268	7,270	10,176
Gain (loss) on sale of marketable securities	-	4,512	-	4,512
	2,335	5,377	9,124	17,198
EXPENSES				
Accounting and audit	3,500	2,175	8,350	10,825
Administrative services	-	-	-	5,750
Amortization	8,292	3,790	24,728	11,371
Automobile	2,264	1,481	2,905	3,662
Bank charges	1,055	1,364	3,269	4,389
Consulting	44,338	35,400	134,161	120,009
Corporation capital tax	-	5,000	-	15,000
Currency translation (gain) loss	728	(2,677)	1,150	(17,643)
Finder's Fee	50,000	-	50,000	-
Investor communications	11,653	6,225	53,735	17,577
Legal	17,941	5,672	28,354	11,513
Management fees	15,000	15,000	45,000	45,000
Office and miscellaneous	2,591	3,479	8,303	15,735
Regulatory fees	3,370	6,125	7,381	12,740
Rent	9,215	5,306	27,635	29,382
Shareholder information	-	1,152	17,818	12,159
Telecommunications	4,110	1,942	12,607	6,294
Transfer agent	2,844	4,529	5,986	6,140
Travel and related costs	12,108	13,626	84,974	34,771
Wages & benefits	-	56	-	349
Write-off property acquisitions	-	-	-	61,616
	189,009	109,645	516,356	406,639
LOSS FOR THE PERIOD	186,674	104,268	507,232	389,441
DEFICIT, BEGINNING OF PERIOD	31,206,666	27,494,374	30,886,108	27,209,201
DEFICIT, END OF PERIOD	$31,393,340	$ 27,598,642	$31,393,340	$ 27,598,642
Loss per share	$ 0.03	$ 0.02	$ 0.08	$ 0.06

NEWPORT EXPLORATION LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Prepared by Management without Audit) **Schedule A**

	Three Month Period Ended Apr. 30, 2003	Three Month Period Ended Apr. 30, 2002	Nine Month Period Ended Apr. 30, 2003	Nine Month Period Ended Apr. 30, 2002
CASH PROVIDED BY (USED) FOR:				
OPERATING ACTIVITIES				
Loss for the period	$ (186,674)	$ (104,268)	$ (507,232)	$ (389,441)
Item not involving cash:				
Amortization/Depreciation	8,292	4,736	24,728	12,642
Write-off property acquisition	-	-	-	61,616
Net change in non-working capital items	(16,290)	55,655	(26,665)	53,595
	(194,672)	(43,877)	(509,169)	(261,588)
INVESTING ACTIVITIES				
Mineral Property	-	(133,088)	(1,529)	(133,088)
Petroleum & gas properties acquisitions	-	(663)	-	(15,138)
Deferred exploration-petroleum & gas properties	-	(10,832)	-	(37,792)
(Purchase) Disposal of Capital Assets	-	-	(4,276)	(2,486)
	-	(144,583)	(5,805)	(188,504)
FINANCING ACTIVITIES				
Capital Stock Issued	-	795,500	-	795,500
Capital Lease	-	(44,028)	(38,650)	(48,059)
	-	751,472	(38,650)	747,441
Change in cash during the period	(194,672)	563,012	(553,624)	297,349
CASH POSITION, BEGINNING OF PERIOD	411,432	381,388	770,384	647,051
CASH POSITION, END OF PERIOD	$ 216,760	$ 944,400	$ 216,760	$ 944,400

Supplemental Disclosure for Non-Cash Investing and Financing Activities:
2002 – Nil
2003 – 400,000 shares issued for a mineral property - $100,000

NEWPORT EXPLORATION LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AT APRIL 30, 2003
(Prepared by Management without Audit) **Schedule A**

1. Nature and Continuance of Operations

The Company is primarily engaged in the acquisition, exploration, development and production of natural resource properties. During the past year, the Company disposed of its wholly owned subsidiaries, which own the petroleum and natural gas properties and is currently focusing on its newly acquired high-grade Mantua copper project in Cuba.

The Company has conducted its own due diligence on the Mantua project and believes that the project can generate positive returns at low copper prices due to the high grade of the deposit and low operating costs per pound of copper produced. The Company also believes that metal recoveries can be significantly increased resulting in lower production costs. To this end, the Company proposes to conduct a bulk sampling and metallurgical pilot plant testing program in early 2003, along with a geotechnical assessment of pit slope design parameters for input into a final feasibility study.

The Company is also in the process of identifying opportunities to acquire new interests.

2. Significant Accounting Policies

This Consolidated Quarterly Report has been prepared with accounting practices consistent with the accounting practices of the Audited Annual Financial Statements. The financial information for the nine month period ended April 30, 2002 include the accounts of its then wholly owned subsidiaries, CVL Resources (Barbados) Ltd., Great Artesian Holdings Ltd. and Tyers Investments Pty. Limited.

NEWPORT EXPLORATION LTD.
QUARTERLY REPORT APRIL 30, 2003
(Prepared by Management without Audit)

SCHEDULE B
SUPPLEMENTARY INFORMATION

1. For the Fiscal Year to Date:

   For information on administrative expenditures and deferred exploration, refer to Schedule A.

   Related Party Transactions:

   a) Management fees of $45,000 were paid to a company controlled by a director of the Company.
   b) Consulting fees of $90,000 were paid to a company controlled by a director of the Company.

2. For the Fiscal Year to Date:

   a) Securities Issued: 400,000 common shares at a deemed price of $0.25/share were issued pursuant to a property agreement.

   b) Options Granted: 200,000 options were granted at an exercise price of $0.35 until January 29, 2005

3. As at April 30, 2003:

   a) Authorized Capital: 100,000,000 common shares without par value.
      Issued Capital: 6,678,850 common shares for $31,845,652.

   b) Warrants Outstanding:

Number of Warrants	Price	Expiry Date
1,000,000	$0.25	March 14, 2004
1,000,000	$0.60	March 27, 2004

   c) Employee and director incentive stock options were outstanding enabling the optionee to acquire the following number of shares:

Number of Shares	Price	Expiry Date
745,000	$0.21	March 7, 2004
50,000	$0.48	April 9, 2004
200,000	$0.35	January 29, 2005

   d) Total number of shares in escrow or subject to a pooling agreement – Nil

   e) List of Directors and Officers: Ian T. Rozier, President and Director
      Barbara E. Dunfield, CFO and Director
      Douglas B. Hyndman, Director
      Paul A. Ray, Director
      David Cohen, Director

NEWPORT EXPLORATION LTD.

SCHEDULE "C"

April 30, 2003

MANAGEMENT DISCUSSION AND ANALYSIS


RECEIVED
JUN 12 2003
181

Management Discussion and Analysis:

The following discussion of the operating results and financial position of the Company should be read in conjunction with the consolidated financial statements and related notes thereto.

Results of Operations:

The Company is primarily engaged in the acquisition, exploration, development and production of natural resource properties.

On January 29, 2003 the Company announced that it had negotiated a brokered private placement through Dundee Securities Ltd. as lead agent for 6,000,000 units at $0.35 per unit to raise $2,100,000. Net proceeds from the private placement were to be used to complete a Phase I program of bulk sampling and geotechnical work, metallurgical and pilot plant testing and completion of an updated feasibility study on the Minera Mantua copper project in Cuba.

On April 2, 2003 the Company announced that the brokered private placement had been cancelled and that it proposed to continue with its efforts to finance work to complete the updated feasibility study. Accordingly, the Company reported that it would endeavor to organize a non-brokered private placement.

As at April 30, 2003 the Company is continuing to focus its efforts on raising funds for the Cuban copper project and as such will provide details of the non-brokered private placement when available. Additionally, the Company is evaluating other gold and base metal projects for potential acquisition.

Liquidity and Cash Reserves:

At April 30, 2003 the Company had cash reserves of $194,761 compared to a cash deficit of $5,370 at January 31, 2003. Accounts payable decreased by $5,432 while the amount of $50,000 due to a related party was repaid during the period.

Investor Relations: The Company has no formal agreement in this regard with outside sources, although it has participated in various forms of investor relations internally and by providing Internet information to investors.

Related Party Transactions: Consulting fees of $18,000 were paid to companies controlled by directors of the Company.

Subsequent Events: Nil

Legal Proceedings: Nil

Respectfully submitted on behalf of
the Board of Directors

Signed: 

Ian T. Rozier
Director